UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

GOGO INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

380446C 10 9

(CUSIP Number)

Robert A. Copen

Thorndale Farm, Inc.

63 Front Street

Millbrook, New York 12545

(845) 605-3633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380446C 10 9	Page 2

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 25,450,823
	9	Sole dispositive power
	10	Shared dispositive power 25,450,823
11	Aggregate amount beneficially owned by each person 25,450,823
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 29.5%
14	Type of reporting person CO

CUSIP No. 380446C 10 9	Page 3

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm Gogo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 25,450,823
	9	Sole dispositive power
	10	Shared dispositive power 25,450,823
11	Aggregate amount beneficially owned by each person 25,450,823
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 29.5%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 4

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Oakleigh Thorne
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 25,590,359
	9	Sole dispositive power
	10	Shared dispositive power 25,590,359
11	Aggregate amount beneficially owned by each person 25,590,359
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of class represented by amount in Row (11) 29.4%
14	Type of reporting person IN

CUSIP No. 380446C 10 9	Page 5

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) OAP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 139,536
	9	Sole dispositive power
	10	Shared dispositive power 139,536
11	Aggregate amount beneficially owned by each person 139,536
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person OO

This Amendment No. 6 to Schedule 13D is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2013, as amended on May 16, 2014, August 13, 2014, November 17, 2015, May 2, 2016 and September 2, 2016 (as amended, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Thorndale Farm, Inc. (“Thorndale Farm”), a Delaware corporation, by virtue of being the managing member of Thorndale Farm Gogo, LLC (“Thorndale Farm Gogo”);

(ii) Thorndale Farm Gogo, a Delaware limited liability company, by virtue of its direct ownership of Common Stock;

(iii) Oakleigh Thorne, a citizen of the United States, by virtue of being (a) the Chief Executive Officer of Thorndale Farm; and (b) the managing member of OAP, LLC (“OAP”); and

(iv) OAP, a Delaware limited liability company, by virtue of its direct ownership of Common Stock.

The persons and entities named in (i) through (iv) above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 1, 2017, in connection with the long-term estate planning of Oakleigh Thorne and his family, certain trusts and other entities affiliated with Oakleigh Thorne contributed their directly held shares of Common Stock to a newly created entity, Thorndale Farm Gogo, in exchange for a pro rata share of the equity interests in Thorndale Farm Gogo.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(d) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 25,590,359 shares of Common Stock.

The shares of Common Stock are directly held as follows: 25,450,823 shares are held by Thorndale Farm Gogo and 139,536 shares are held by OAP.

The shares owned directly by Thorndale Farm Gogo are beneficially owned indirectly by Thorndale Farm and Mr. Thorne. Thorndale Farm is the managing member of Thorndale Farm Gogo and Mr. Thorne is the chief executive officer of Thorndale Farm. As such, Thorndale Farm and Mr. Thorne may be deemed to have beneficial ownership of the shares held by Thorndale Farm Gogo.

The shares owned directly by OAP are beneficially owned indirectly by Mr. Thorne. Mr. Thorne is the managing member of OAP and may be deemed to have beneficial ownership of the shares held by OAP.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock.

All percentages calculated in this Schedule 13D are based upon an aggregate of 86,714,196 shares of Common Stock outstanding on July 31, 2017, as reported in the Quarterly Report on Form 10-Q for the three months ended June 30, 2017, as filed by the Issuer with the Commission on August 7, 2017.

(d) To the knowledge of the Reporting Persons, other than the individuals and entities described in Item 5(a) and (b) above, no other persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock in an aggregate amount greater than five percent of the shares of Common Stock outstanding.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pledge Agreement

On October 1, 2017, Thorndale Farm Gogo entered into a Guaranty Agreement (the “Guaranty Agreement”) in favor of The Northern Trust Company, as lender (the “Lender”) to an affiliate of Thorndale Farm and Thorndale Farm Gogo pursuant to a Master Note (the “Note”). As security for its obligation under the Guaranty Agreement, Thorndale Farm Gogo has pledged 25,450,823 shares of Common Stock pursuant to a Pledge Agreement by and between Thorndale Farm Gogo and the Lender (the “Pledge Agreement”). All voting rights and rights to receive dividends and distributions with respect to the shares pledged pursuant to the Pledge Agreement will remain with Thorndale Farm Gogo unless an event of default under the Note has occurred and is continuing.

Item 7. Material to be files as Exhibits.

Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of October 3, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2017

THORNDALE FARM, INC.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

THORNDALE FARM GOGO, LLC

By:	Thorndale Farm, Inc., its Manager

/s/ Oakleigh Thorne
Name: Oakleigh Thorne
Title: Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OAP, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

Exhibit 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: October 3, 2017

THORNDALE FARM, INC.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

THORNDALE FARM GOGO, LLC

By:	Thorndale Farm, Inc., its Manager

/s/ Oakleigh Thorne
Name: Oakleigh Thorne
Title: Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OAP, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

EXHIBIT INDEX

Exhibit No.

    Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of October 3, 2017.

ANNEX A

Thorndale Farm, Inc.

The following table sets forth the names and principal occupations of the executive officers of Thorndale Farm, Inc.

Name	Principal Occupation
Oakleigh Thorne	Chief Executive Officer
Robert A. Copen	General Counsel and Chief Operating Officer—Direct Investments
Andrew Fox	Chief Financial Officer

Thorndale Farm Gogo, LLC

The following table sets forth the names and principal occupations of the executive officers of Thorndale Farm Gogo, LLC.

Name	Principal Occupation
Oakleigh Thorne	Chief Executive Officer
Robert A. Copen	General Counsel and Chief Operating Officer—Direct Investments
Andrew Fox	Chief Financial Officer

OAP, LLC

The following table sets forth the name and principal occupation of the managing member of OAP, LLC.

Name	Principal Occupation
Oakleigh Thorne	Managing Member